Bull Market Securities, Inc.

(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)

FINANCIAL STATEMENTS

December 31, 2019







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48481

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bull Market Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 SW 7th Street, Suite 1405
(No. and Street)

Miami	Fl	33130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Colombo 312-718-2573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra
(Name – *if individual, state last, first, middle name*)

1450 Brickell Avenue, 18th Fl,	Miami	Fl	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Colombo _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Bull Market Securities Inc. _____, as

of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



MARGARITA C. SALCEDO
Notary Public, State of New York
No. 01SA5019045
Qualified in Nassau County
Commission Expires October 12, 2021

_____ Signature

Financial and Operations Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Table of Contents
December 31, 2019



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bull Market Securities, Inc. (A Wholly-Owned Subsidiary of Goldon Company Trade S.A.) (the "Company") as of December 31, 2019, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity and cash flows for the year then ended. In our opinion, the financial statements present fairly, in all material respects, the financial position of Bull Market Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bull Market Securities, Inc.'s management. Our responsibility is to express an opinion on Bull Market Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bull Market Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matters

As discussed in Note 1 to the financial statements, the Bull Market Securities, Inc. has not generated significant revenues to maintain its operations and thus is dependent upon Goldon Company Trade S.A. (the "Parent") to make capital contributions from time to time to provide support for its operations. Bull Market Securities, Inc.'s ability to continue operations is dependent upon the Parent's willingness and ability to continue providing the necessary capital for Bull Market Securities, Inc. to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

As discussed in Note 3 to the financial statements, effective January 1, 2019, the Company adopted Accounting Standards Codification 842, Leases ("ASC 842"). The adoption of ASC 842 required the Company, to record Right of Use of assets and the related lease obligations amounting to $108,410 during 2019. Our opinion is not modified with respect to this matter.

An independent member of Baker Tilly International

To the Board of Directors and Stockholder
 of Bull Market Securities, Inc.
 (A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Page 2

Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital under Rule 15c3-1 and Information Regarding Compliance With Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Bull Market Securities, Inc.'s financial statements. The supplemental information is the responsibility of Bull Market Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital under Rule 15c3-1 and Information Regarding Compliance With Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

We have served as Bull Market Securities, LLC's auditor since 2016.

Miami, Florida
February 27, 2020


Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Financial Condition
December 31, 2019


December 31,		2019
ASSETS		
Cash	$	87,143
Deposit with clearing broker		100,000
Receivable from clearing broker		369,497
Other assets		55,041
Operating lease right-of-use assets		69,877
Total assets	$	**681,558**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable		126,915
Due to affiliates		72,222
Subordinated loan interest payable		871
Liabilities subordinated to claims of general creditors		100,000
Operating lease liability		70,889
Total liabilities		370,897
Stockholder's Equity		
Common stock, $0.01 par value; 1,000 shares authorized,		
issued, and outstanding		10
Additional paid-in capital		999,990
Accumulated deficit		(689,339)
Total stockholder's equity		310,661
Total liabilities and stockholder's equity	$	**681,558**

The accompanying notes are an integral part of the financial statements

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Operations
December 31, 2019

Revenues	
Commission income (Including $98,214 from related party)	$ 214,561
Trading gains (Including $40,747 from related party)	321,687
Other income	18,198
Total revenues	554,446
Expenses	
Clearance and execution fees	101,149
Compensation and benefits	184,800
Depreciation	955
Insurance and regulatory	19,562
Interest expense	871
Office and other expenses	76,295
Professional fees	389,073
Total expenses	772,705
Net loss	**$ (218,259)**

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
December 31, 2019

Balance at December 31, 2018	$	-
Proceeds from liabilities subordinated to claims of general creditors		100,000
Balance at December 31, 2019	$	100,000

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Stockholder's equity, beginning of year	1,000	$ 10	$ 799,990	$ (471,080)	$ 328,920
Additional capital contributed			200,000		200,000
Net loss	-	-	-	(218,259)	(218,259)
Stockholder's equity, end of year	1,000	$ 10	$ 999,990	$ (689,339)	$ 310,661

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:		
Net loss	$	(218,259)
Adjustments to reconcile net loss to net		
Cash used in operating activities		
Depreciation		955
Amortization and interest accretion related to operating lease		1,012
Interest on liabilities subordinated to claims of general creditors		871
Changes in operating assets and liabilities		
Increase in receivable from clearing broker		(338,829)
Decrease in other assets		8,650
Decrease in securities owned		169,000
Increase in accounts payable		126,915
Increase in due to affiliates		18,943
Total adjustments		(12,483)
Net cash used in operating activities		(230,742)
Cash flows used by investing activities:		
Purchase of fixed assets		(5,265)
Cash flows provided by financing activities:		
Proceeds from liabilities subordinated to claims of general creditors		100,000
Shareholder capital contributions		200,000
Net cash provided by financing activities		300,000
Net increase in cash and cash equivalents		63,993
Balance, beginning of year		23,150
Balance, end of year	**$**	**87,143**
Supplemental disclosures of cash flow information:		
Cash paid for amounts included in the measurement of operating lease liabilities	$	39,897
Non-Cash Financing Information:		
Right-of-use asset obtained in exchange for operating lease obligations	$	108,410

The accompanying notes are an integral part of the financial statements

NOTE 1: NATURE OF OPERATIONS

Bull Market Securities, Inc. (the "Company"), is a Florida corporation registered as a broker/dealer with the Securities and Exchange Commission ("SEC"). The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a wholly-owned subsidiary of Goldon Company Trade S.A. (the "Parent").

The Company primarily solicits foreign clients, specifically from Argentina. The client's proportions are 70% individuals and 30% institutions and corporations. The products that are offered by the firm are: US equities, American Depository Receipts, ETFs, Options, Offshore Mutual Funds and Foreign Fixed Income. The products are offered in an agency and riskless principal basis.

Since inception in October 2015, the Company has been dependent on its Parent to make capital contributions to support its startup and operations and to maintain compliance with SEC Rule 15c3-1. The Parent has committed to continue providing the necessary capital to maintain compliance with SEC Rule 15c3-1.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Cash and Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less, which approximates fair value.

Concentration of Credit Risk

The Company maintains cash and cash equivalent deposits at banks and other financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Cash deposits, at times, exceed federally insured limits. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Receivables from Clearing Broker

Receivables from clearing broker represents cash held on account available for future trades.

Furniture and Equipment

Depreciation for furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. The estimated useful life of the furniture and equipment is five years. Furniture and equipment with a cost of $7,658 and related accumulated depreciation of $2,393 are included in other assets on the accompanying statement of financial condition. For the year ended December 31, 2019, depreciation expense amounted to $955.

Revenue Recognition

Significant Judgments - Revenue from contracts with customers includes commission income and trading gains. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions Income - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

Trading gains - Financial instruments owned (all of which are recorded on a trade-date basis) are carried at fair value with gains and losses reflected in trading gains on the statement of operations. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Income Taxes

The Company records deferred taxes using the asset and liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Computation of Customer Reserve

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

Effective January 1, 2019, the Company adopted Accounting Standards Codification 842, Leases ("ASC 842"). The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances. The Company evaluates the classification of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance leases:

- The Company can acquire the leased asset at the end of the lease term for a below-market price.
- The ownership of the leased asset is transferred to the Company at the end of the lease period.
- The duration of the lease encompasses at least 75% of the useful life of the leased assets.
- The present value of the minimum lease payments under the lease represent at least 90% of the fair value of the leased asset.

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company's leases do not provide an implicit interest rate, the Company uses the Daily Treasury Yield Curve Rate from the U.S. Department of the Treasury over the period of the lease based on the information available at the commencement date in determining the present value of future payments. Leases with a lease term of 12 months or less at inception are not recorded on the Company's balance sheets and are expensed on a straight-line basis over the lease term in the Company's statements of operations.

NOTE 3: LEASES

The Company entered into a 12 month lease in October 2018 for office space with monthly lease payments of $3,300 and an option to renew the agreement at the end of the lease for up to two years. In October 2019, the Company signed an agreement to extend the agreement 12 months and increase monthly lease payments to $3,399. Payments due under the lease contract includes fixed payments plus variable payments for taxes, insurance and common area maintenance.

The Company determined exercise of the remaining lease option to be reasonably certain and thus recorded a ROU asset and lease liability on the statement of financial condition upon adoption of ASC 842. The Company concluded the cumulative-effect adjustment to the opening balance of retained earnings was immaterial and the initial recognition and measurement of a ROU asset and lease liability of $108,410 was based on the present value of the Company's remaining operating lease payments. The present value was calculated utilizing the Daily Treasury Yield Curve Rate from the U.S. Department of the Treasury as of December 31, 2019 of 2.6%, based on the terms of the lease and the interest rate environment at the date of adoption. Office lease costs of $43,513 for the year ended December 31, 2019 are included in office and other expenses on the accompanying statement of operations.

The components of lease cost are as follows:

For the year ending December 31, 2019	
Operating lease cost	40,909
Variable lease cost	2,604
$	43,513

The future minimum rental payments are as follows:

For the year ending December 31, 2019	
2020	41,094
2021	31,509
	72,603
Less imputed interest	(1,714)
$	70,889

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2019, the Company had net capital of $355,620 which was $105,620 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .57 to 1.

NOTE 5: INCOME TAXES

The Company recorded no income tax benefit or expense for the year ended December 31, 2019.

The Company has approximately $151,000 of Federal and State net operating loss carry forwards expiring in varying amounts between 2036 and 2037. Their utilization is limited to future taxable earnings of the Company. The Company also has approximately $443,000 of Federal and State net operating loss carryforwards which have no expiration. Their utilization is limited to 80% of the Company's future taxable earnings.

Due to the uncertain nature of the ultimate realization of the net deferred tax asset, the Company has established a full valuation allowance against the benefits of the net deferred tax asset and will recognize these benefits only as reassessment demonstrates they are realizable. Ultimate realization is dependent upon several factors, among which is future earnings. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the net deferred tax assets will be recorded in future operations as a reduction of the Company's income tax expense.

The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses, as there are no unrecognized tax benefits. Tax years that remain open to examination are years ending December 31, 2016 and after.

NOTE 6: DEPOSIT WITH CLEARING BROKER

The Company has an agreement with AXOS Clearing, LLC (the "Clearing Broker") to execute and clear trades on a fully disclosed basis for both customer and proprietary accounts of the Company. The Company is required to maintain a $100,000 deposit on hand with the Clearing Broker, and as of December 31, 2019 has maintained such balance.

NOTE 7: RECEIVABLE FROM CLEARING BROKER

Receivables from Clearing Broker result from the Company's normal securities transactions. As of December 31, 2019, the amount due from its current Clearing Broker was $369,497.

NOTE 8: RELATED PARTY TRANSACTIONS

The Company entered into a management agreement with an affiliate through common ownership, Bull Market Brokers S.A. (the "Affiliate"), which began on October 7, 2016 and was amended on November 1, 2017 where the Affiliate will provide various services to the Company. For the year ended December 31, 2019, Bloomberg services, office space and services related to a jointly shared employee were provided by the Affiliate. The Company has $71,954 due to the Affiliate relating to this agreement at December 31, 2019.

The Company also owes $268 to Bull Market Investment Management, Inc. for fees paid which have not yet been reimbursed as of December 31, 2019.

The Company conducts trading transactions with the Parent. During the year ended December 31, 2019, $40,747 of trading gains and $98,214 of commissions were earned from transactions with the Parent.

NOTE 9: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company entered into a subordinated loan agreement with the Affiliate, which began on July 25, 2019 where the Affiliate loaned the Company $100,000 at an annual interest rate of 2%. Principal and interest are due on July 25, 2020. As of December 31, 2019, the subordinated loan was $100,871 which includes accrued interest of $871.

NOTE 10: SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were available to be issued. The financial statements were approved and authorized for issue by management on February 27, 2020.

SUPPLEMENTARY INFORMATION

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities And Exchange Commission
December 31, 2019

Total stockholder's equity	$	310,661
Additions		
Liabilities subordinated to claims of general creditors		100,000
Deductions		
Other Assets		55,041
Net Capital		355,620
Minimum net capital requirement (NOTE 4)		250,000
Excess net capital	$	**105,620**

Schedule of Aggregated Indebtedness:

Accounts payable	126,915
Due to affiliates	72,222
Subordinated loan interest payable	871
Excess lease liability over right-of-use assets	1,012
Aggregate indebtedness	$ **201,020**
Ratio of aggregate indebtedness to net capital	**.57 to 1**

There are no material differences between the Company's computation of the net capital presented above and the Company's unaudited Form X-17a-5, Part IIA as of December 31, 2019, as filed.

INFORMATION REGARDING COMPLIANCE WITH RULE 15c3-3



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Bull Market Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bull Market Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) Bull Market Securities, Inc. stated that Bull Market Securities, Inc. met the identified exemption provision throughout the most recent fiscal year ended December 31, 2019 without exception. Bull Market Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bull Market Securities, Inc. compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 27, 2020

An independent member of Baker Tilly International

1450 BRICKELL AVENUE, 18TH FLOOR, MIAMI FL 33131 • T 305 373 5500 • F 305 373 0056 • MBAFCPA.COM



Bull Market Securities, Inc.'s Exemption Report

Bull market Securities, Inc. (the "Company" is a registered broker/dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made to certain brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provision of 17 C.F.R. 240. 15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year from January 1, 2019 through December 31, 2019 without exception.



Bull Market Securities, Inc.

I, Douglas Colombo, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: FINOP

Date: __2/27/2020__

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement on Exemption From the Computation of Reserve
Requirements and Information for Possession or Control
Requirements Under Rule 15c3-3
December 31, 2019

In accordance with the exempted provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.